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                             THE BUSINESS LAW GROUP
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                          Securities and Corporate Law
                                Corporate Finance




                                 August 9, 2007


Ms. Carmen Moncada-Terry
U. S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

         Re: Evans Systems, Inc., File # 000-21956
             Pre 14C Filed 7/25/07, Film # 07999194

Dear Ms. Moncada-Terry:

         We are securities counsel to Evans Systems, Inc. ("Corporation"), and are responding to your request today for written confirmation of the actions filed in Form Pre 14C, which was filed on July 25, 2007.

         Please find attached the Shareholder Consent stating that the majority shareholders approving these actions totaled 7 parties with a total of 87,919,000 votes, which constitutes 52.19% of the total outstanding shares, as Exhibit "A".

         If you require any further confirmation, please contact us.

                                                 Regards,



                                                 J. Bennett Grocock






          ============================================================
                 919 Outer Rd. Suite A o Orlando, Florida 32814
                    Phone (407) 835-1234 o Fax (407) 425-0032

                                    Exhibit A

                            ACTION BY WRITTEN CONSENT
                               OF THE SHAREHOLDERS
                                       OF
                               EVANS SYSTEMS, INC.
                               A TEXAS CORPORATION


         The undersigned, constituting the holders of a majority of the issued and outstanding shares of common stock of Evans Systems, Inc., a Texas corporation (the "Corporation"), hereby consent to the following actions and instruct the Secretary of the Corporation to enter this Consent in the minutes of the proceedings of the shareholders of the Corporation:

         RESOLVED, that the Certificate of Incorporation of the Corporation shall be amended as set forth in Exhibit A attached hereto, effecting a decrease in Common Stock par value to $0.0001 per share and authorizing Thirty Million (30,000,000) shares of Preferred Stock, $0.0001 par value; and

         FURTHER RESOLVED, that the name of the corporation shall be changed to WatchIt Technologies, Inc.; and

         FURTHER RESOLVED, that the officers of the Corporation are hereby authorized to take such steps and to do all acts and things as may be necessary or advisable for the purpose of effecting the amendment, including the execution and filing with the Department of State of Texas Certificate of Amendment in the form attached hereto as Exhibit A; and

         FURTHER RESOLVED, that this Consent may be signed by way of facsimile transmission and such facsimile copies shall be deemed original copies for all purposes if original copies are not delivered.

         Execution of this Consent by the undersigned waives any requirement of a formal meeting to conduct the business referred to herein.


Dated this 25th day of July, 2007.


SHAREHOLDERS:                          No. of Shares Owned           % of Total



----------------------------------          54,669,000                 32.46%
Frank A. Moody, II


----------------------------------          10,000,000                  5.93%
MJMM Investments LLC
By: Mark Kaley, President

                 Shareholder signatures continued on next page.

----------------------------------           6,250,000                  3.71%
Scenic Marketing Group, Inc.
By: Frank A. Moody, II, President



----------------------------------           5,000,000                  2.97%
Stratford Financial Resources
By: Gary Musselman


----------------------------------           5,125,000                  3.04%
HRA Partners
By: Don Wood


----------------------------------           2,875,000                  1.71%
Digital Fusion Group
By: Dorene Taylor


----------------------------------           4,000,000                  2.37%
Big Apple Consulting USA, Inc.
By: Marc Jablon, President


                             TOTAL          87,919,000                 52.19%